2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM	MORRISON FOERSTER LLP BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

July 2, 2018

BY EDGAR AND COURIER

Ms. Jennifer Monick

Mr. Isaac Esquivel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Farmland Partners Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 5, 2018

Form 8-K Filed May 9, 2018

File Nos. 001-36405

Dear Ms. Monick and Mr. Esquivel:

This letter is submitted on behalf of our client, Farmland Partners Inc. (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 15, 2018 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on March 5, 2018, and the Company’s Current Report on Form 8-K, filed on May 9, 2018.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.

Form 8-K Filed May 9, 2018

Exhibit 99.1

1.                                      We note your presentation of AFFO per share guidance. In future earnings releases, please reconcile your non-GAAP guidance to the most directly comparable GAAP guidance. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Ms. Jennifer Monick

Mr. Isaac Esquivel

Division of Corporation Finance

July 2, 2018

Response to Comment No. 1

We respectfully advise the Staff that the Company will reconcile its non-GAAP guidance to the most directly comparable GAAP guidance in future earnings releases furnished to the Commission.

2.                                      We note your presentation of net operating income. In future earnings releases, please include a reconciliation of net operating income to net income. Please refer to Item 10(e) of Regulation S-K.

Response to Comment No. 2

We respectfully advise the Staff that the Company will include a reconciliation of net operating income to net income in future earnings releases furnished to the Commission.

* * * *

Ms. Jennifer Monick

Mr. Isaac Esquivel

Division of Corporation Finance

July 2, 2018

The Company respectfully believes that the information contained herein is responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Paul A. Pittman Farmland Partners Inc.
Luca Fabbri Farmland Partners Inc.